MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

PACIFIC RIM MINING CORP. (the “Company” or “Pacific Rim”)

#410 – 625 Howe Street, Vancouver, B.C. V6C 2T6

Item 2	Date of Material Change

October 28, 2008

Item 3	News Release

The date and method(s) of dissemination of the news release issued under section 7.1 of National Instrument 51–102 was as follows: October 28, 2008 to the Toronto Stock Exchange and the NYSE Alternext US (formerly the American Stock Exchange), being the only exchanges upon which the shares of the Company are listed, as well as through CNN and other approved public media including filing on SEDAR and EDGAR.

Item 4	Summary of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) has accepted an offer from its Denton-Rawhide joint venture partner Kennecott Rawhide Mining Company to purchase the assets the Company holds through its 49% interest in the joint venture.

Item 5	Full Description of Material Change

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) has accepted an offer from its Denton-Rawhide joint venture partner Kennecott Rawhide Mining Company to purchase the assets the Company holds through its 49% interest in the joint venture. Total compensation for these assets includes US $3.1 million plus the free cash flow from 49% of all gold and silver production from the Denton-Rawhide operation through to December 31, 2008. The Company’s decision to monetize its interest in Denton-Rawhide now is based on a number of pertinent factors including:

1)	its revised outlook for the viability, timing and value of the Denton-Rawhide landfill agreement;
2)	its forecast for continued future decreases in gold and silver production from the operation; and
3)	its focus on protecting its primary asset, the El Dorado gold deposit, by bolstering its balance sheet in a non-dilutive manner.

The Rawhide JV has extended the closing date of the Denton-Rawhide Purchase and Sale Agreement with Nevada Resource and Recovery Group (“NRRG”) by one year to October 29, 2009 at the request of NRRG. Pacific Rim has significant concerns about the economics of the landfill business proposition and its potential viability. The Company believes the value of this proposition has been greatly diminished and that it is realizing fair value for this asset given the risks still involved in financing and starting the landfill business at Denton- Rawhide.

.	Gold production at Denton-Rawhide has been on a steady decline since 2003 when active mining ceased and residual leaching commenced. The Company’s share of total mine operating income was US $1.6 million dollars in the fiscal year ended April 30, 2008, having decreased from US $2.8 million and US $3.5 million in each of its respective previous fiscal years. Despite recent short term improvements in gold production, which the Company will be able to participate in through the remainder of 2008, this downward trend in metal production, exacerbated by recent declines in the gold price, is predicted to continue as would the future mine operating income the Company would have expected to realize

The sale of its interest in Denton-Rawhide is a non-dilutive method of bolstering the Company’s available cash balances and in combination with recent cuts to its exploration programs, staffing levels, executive compensation and overheads, is expected to provide Pacific Rim with approximately 16 months of working capital before additional financing would be required.

Item 6	Omitted Information

.	No information has been omitted on the basis that it is confidential information

Item 7	Executive Officer

The following is the name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report:

Ronda Fullerton, Corporate Secretary
(604) 689-1976

Item 8	Date of Report

October 29, 2008